UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 19, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 19 September 2025 entitled ‘Vodafone to acquire Telekom Romania assets’.

19 September 2025

Vodafone to acquire Telekom Romania assets
Vodafone Romania S.A. ("Vodafone") and Digi Romania S.A. ("Digi") have entered into binding agreements with Hellenic Telecommunications Organization S.A. ("OTE") to acquire separate parts of OTE's subsidiary, Telekom Romania Mobile Communications S.A. ("TKRM").

Vodafone will acquire TKRM and its post-paid customer base for €30 million (before standard closing adjustments), while Digi has agreed to acquire its pre-paid customer business. Both companies will also gain additional spectrum and towers as part of the transaction.

Margherita Della Valle, Chief Executive of Vodafone Group, commented: "This transaction strengthens our position in Romania, by increasing our local scale and unlocking significant synergy benefits. It supports our strategy of building strong positions in growing markets, which enables us to invest in the high-quality networks our customers rely on."

This announcement concludes the successful implementation of the Memorandum of Understanding signed between the parties and announced in October 2024.

Completion of the transaction is expected to take place in early October 2025.

- ends -
For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 355 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 92 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: September 19, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary